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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                 For the Month of _________June 2001____________


                           PETROLEUM GEO-SERVICES ASA
                ------------------------------------------------
                (Translation of registrant's name into English)


                                  Strandveien 4
                                 N-1366 Lysaker
                                     Norway
                ------------------------------------------------
                    (Address of principal executive offices)


                  [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F |X| Form 40-F_____

                  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes_____ No |X|

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).


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         During the second quarter of 2001, our management and Audit Committee obtained competitive proposals for audit services from a selected group of prominent accounting firms, including our present independent auditors. On June 11, 2001, our Board of Directors approved a change in our independent auditors from PricewaterhouseCoopers LLP to Arthur Andersen LLP based on the recommendation of the Audit Committee. The selection of Arthur Andersen as our independent auditors was approved by our shareholders at the annual general meeting held on June 19, 2001.

         PricewaterhouseCoopers' report on our 1999 and 2000 financial statements did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During 1999, 2000 and the portion of 2001 preceding the Board's decision, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure which disagreement(s), if not resolved, would have caused PricewaterhouseCoopers to refer to the matter of the disagreement(s) in connection with its reports. During that same period, there were no reportable events as described in Item 304(a)(1)(v) of the Securities and Exchange Commission's Regulation S-K.


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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     PETROLEUM GEO-SERVICES ASA
                                     --------------------------
                                             (Registrant)


                                     By: /s/  William E. Harlan
                                        ----------------------------------------
                                                   William E. Harlan
                                        Vice President, Chief Accounting Officer
                                                    and Controller


Date: June 26, 2001








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